Exhibit 3.1(a)

CERTIFICATE OF AMENDMENT

TO

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

FIRST HAWAIIAN, INC.

First Hawaiian, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware, as amended (the “DGCL”), hereby certifies as follows:

FIRST.  The Board of Directors of the Corporation (the “Board”) duly adopted a resolution setting forth and declaring advisable the amendment of Article VI of the Corporation’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) so that, as amended, said Article shall read as follows:

ARTICLE VI

In furtherance and not in limitation of the powers conferred by the DGCL, the Board is expressly authorized to adopt, amend or repeal bylaws of the Corporation, subject to the power of the stockholders of the Corporation to alter or repeal any bylaws whether adopted by them or otherwise; provided that the affirmative vote of holders of not less than seventy five percent (75%), with such percentage to be reduced to fifty percent (50%) on the date that BNP Paribas or an affiliate thereof first ceases to beneficially own at least five percent (5%) of the outstanding common stock of the Corporation, of the votes of all outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, considered for purposes hereof as a single class, shall be required for the stockholders to adopt new bylaws or to alter, amend, or repeal bylaws.

SECOND.  The foregoing amendment has been duly adopted by the favorable vote of the holders of not less than 75% of the outstanding stock entitled to vote thereon in accordance with Article X of the Certificate of Incorporation and the provisions of Section 242 of the DGCL.

THIRD.  The Board duly adopted a resolution setting forth and declaring advisable the amendment of Article X of the Certificate of Incorporation so that, as amended, said Article shall read as follows:

ARTICLE X

Notwithstanding anything else in this Amended and Restated Certificate of Incorporation to the contrary, an affirmative vote of the holders of not less than seventy five percent (75%), with such percentage to be reduced to fifty percent (50%) on the date that BNP Paribas or an affiliate thereof first ceases to beneficially own at least five percent (5%) of the outstanding Common Stock of the Corporation, of the votes of all outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors shall be required to amend, alter, repeal or adopt any provision of this Amended and Restated Certificate of Incorporation (whether by merger, consolidation or otherwise) contained in Article VI, Article VIII, Article IX or Article XII.

FOURTH.  The foregoing amendment has been duly adopted by the favorable vote of the holders of a majority of the outstanding stock entitled to vote thereon in accordance with the provisions of Section 242 of the DGCL.

FIFTH.  All other provisions of the Certificate of Incorporation shall remain in full force and effect.

[Signature Page Follows]

IN WITNESS WHEREOF, First Hawaiian, Inc. has caused this Certificate of Amendment to the Certificate of Incorporation to be signed by Robert S. Harrison, its Chairman of the Board and Chief Executive Officer, on the 25th  day of April, 2018.

First Hawaiian, Inc.
By:	/s/Robert S. Harrison
	Name:	Robert S. Harrison
	Title:	Chairman of the Board and Chief Executive Officer